UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Benedetti, Laura L
   2732 Transit Road


   Buffalo, NY 14224
2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President - Finance
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
-----------------------------------------------------------------------------
1)Title of Security                       2)Trans-    3.Trans- 4.Securities
                                          action      action   or Disposed of
                                          Date        Code
                                          (Month/
                                          Day/Year)   Code V   Amount
-----------------------------------------------------------------------------
------------------------------------------------
 Acquired(A)      5)Amount of    6)  7)Nature of
   (D)            Securities         Indirect
  A               Beneficially   D   Beneficial
  or              Owned at       or  Ownership
  D  Price        End of Month   I
------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-
Security                       or Exercise     action         action
                               Price of        Date           Code
                               Derivative
                               Security                       Code  V
------------------------------------------------------------------------
Incentive Stock Option (right  $8.7500         04/01/98       A
to buy) (1)
--------------------------------------------------------------
  5)Number of Derivative            6)Date Exercisable and
  Securities Acquired (A)           Expiration Date
  or Disposed of (D)

  A                D                Exercisable  Expiration
--------------------------------------------------------------
  3,000.00                          04/01/99 (2) 04/01/08

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1,3 and 7 through 11)
-------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
-------------------------------------------------------------------
Incentive Stock Option (right  04/01/98  Common Stock
to buy) (1)
-------------------------------------------------------------
                8)Price     9)Number of   10) 11)Nature of
                of Deri-    Derivative        Indirect
                vative      Securities    D   Beneficial
  Amount or     Security    Beneficially  or  Ownership
  Number of                 Owned at      I
  Shares                    End of Month
--------------------------------------------------------------
  3,000.00                  3,000.00      D   Direct


Explanation of Responses:

(1)
Stock options granted under the Comptek Research, Inc. Equity
Incentive Plan in transaction exempt under Rule 16b-3.
(2)
One-third of total options exercisable per year commencing one year from the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Benedetti, Laura L
DATE